China Commercial Credit, Inc.
No. 1688, Yunli Road, Tongli
Wujiang, Jiangsu Province
People’s Republic of China
(86-0512) 6396-0022

May 7, 2014

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Senior Counsel Esq.

Re:	China Commercial Credit, Inc.
Registration Statement on Form S-1, as amended
File No. 193360

Dear Mr. Senior Counsel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, China Commercial Credit, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:15 p.m. on Wednesday May 7, 2014 or as soon as thereafter practicable.

Please note that we acknowledge the following:

•
should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Huichun Qin
Huichun Qin
Chairman and Chief Executive Officer